Level 9, 28 The Esplanade, Perth, Western Australia, 6000
         PO Box 5643 St George's Terrace, Perth, Western Australia, 6831
             Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
             Email: info@cityviewcorp.com Web: www.cityviewcorp.com
                      ABN: 59 009 235 634 ACN: 009 235 634

August 21, 2007


Ms. Cecilia D. Blye, Chief Office of Global Security Risk
United States Securities and Exchange Commission
Washington,  D.C 20549-5546

Attention: Mr Jack Guggenheim

Dear Ms. Blye,

RE:             Form 20-F for fiscal year ended December 31, 2006
                                File No. 0-28794

In response to your letter of August 15:-

1. Quest Energy Middle East Limited ("QEML") is a Dubai company with excellent banking connections and engineering expertise. The 8.3% interest in QEML was inherited from a previous time in CityView's history. CityView is now preoccupied in Africa and has no plans for other areas. QEML is planning to float on the Dubai Stock Exchange and this will be an opportune time for CityView to exit. The total amount that CityView has invested in QEML is US$574,000 which should generate an excellent capital gain on the Stock Exchange float.

2. CityView is not involved in the management of QEML. This is a portfolio investment which will be sold at the appropriate time.

3. Management's objectives are set out in the Report of August 2, 2007, a copy of which is annexed. CityView's focus is on Angola and Cameroon in Africa. CityView would like to find a suitable project in Indonesia but nothing has eventuated yet. CityView has no plans for anything in the Middle East and has made no contact with Syria.





Yours faithfully,
CityView Corporation Limited




Mark Smyth
Chief Executive Officer.

                                                   ASX:                    CVI
                                                   NASD OTCBB:             CTVWF
                                                   DAC:                    C4Z


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ASX / MEDIA RELEASE                                               August 2, 2007
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                              CEO'S PROGRESS REPORT

Dear CityView Shareholder,

Having successfully gained entry into the prolific and highly competitive West African oil patch, it is an appropriate time to detail CityView's strategic objectives.

Cameroon

CityView's introduction into Cameroon originated directly from our Angolan associates. This is very gratifying as it confirms that we have good relationships in Angola. Many companies have tried to gain access to Matanda block PH-72 as it has proven reserves of condensate from two discovery wells plus additional exploration potential. Thanks to our Angolan credentials we managed to get our foot on a net 20% interest in the field and in time hope to increase our equity position there and obtain other licences.

The original work done by Gulf Oil USA on the permit in the 1980s was excellent quality. If condensate prices had not been so low at that time, Gulf would still be in the permit. Today's condensate price in excess of US$75 per barrel is a very different story. This is a very manageable project for a junior company. Infrastructure requirements to bring the two discovery wells into production at 4 million barrels per annum are expected to cost between US$50 million and US$70 million, to which the Government will be contributing their 30% working interest share. Basically the plant and infrastructure will consist of a small offshore platform, a small bore pipeline (10" - 12"), a separator and storage facilities for condensate and a modular power station at the city of Douala, being only 13 kilometres away.

Angola

CityView is working closely with its principal Angolan partner Nexoil Corporation to obtain the Kwanza Basin onshore permits as soon as they are released by the regulatory authorities. No onshore Kwanza Basin licences have yet been granted, but we have been advised that this will happen before the end of the year and we are ready for it.

With offshore production of more than 1.7 million barrels of oil per day, Luanda has become a classic boom town. The streets are gridlocked with new vehicles, the port is clogged with ships waiting to find a berth and accommodation is scarce. Competition is fiendish but our strong local network gives us the edge over other companies.

CityView's credibility in Angola stems from its excellent performance on its metal projects Longonjo and Ucua. Many companies are doing a lot of talking about what they are going to do, but CityView is actually doing it. As a result, CityView has increased its holding in both projects to 59% and has gained management control.

Our Longonjo licence area contains two distinct projects; the Longonjo Carbonatite (rare-earth, phosphate and niobium) and the Catabola (copper and gold).

In general terms, worldwide production of phosphates, niobium and rare-earth oxides tends to come from large, high grade Carbonatite deposits. Grades in such deposits generally contain a minimum of 5% rare earth oxides. On the basis of the data analysed, CityView's consultants advise that the Longonjo Carbonatite appears to have the potential to host such a deposit.

Initial surveys indicate the Catabola is a shear zone hosted, vein type, copper-gold prospect. The current mapped extent of these veins is over 1 kilometre. All the information collected to date relates only to the upper oxidised portion but it would appear that the mineralised zones are cross cutting and dips sub vertically, and their extent through the transition zone and into the sulphide zone is unknown. An initial drilling programme will commence within approximately one month and will consist of approximately 3,000 metres of core drilling to investigate the potential of the sulphide zone.

At Ucua, Murphy Geological Services have completed their structural interpretation of Landsat ETM imagery and identified three major structural zones across the licence area. The licence hosts the Dande Pegmatite Complex which is potentially an important source of beryllium.

Indonesia

Using its past Indonesian connections, CityView has concluded an agreement with PT Mitra Energy Development to produce liquefied petroleum gas in Indonesia. Demand for LPG is strong as the country is moving away from kerosene. CityView will be assisted in its proposed venture by Quest Energy Middle East Limited ("QEML") which has, through its associates, considerable experience in LPG production. Negotiations are now in progress with the regulatory authorities for access to a sufficient supply of gas in situ to establish commercial production.

Dubai

CityView has maintained its 8.3% interest in QEML which is headquartered in Dubai where a full operational office is maintained. Being officially qualified as a developer of oil and gas and power generation projects and with its strong financial network, QEML has provided CityView with invaluable support in implementing its strategy to become an energy producer.

Management

None of CityView's plans can be achieved without having the right team in place. The recent organisational changes have been put in place to ensure CityView moves from an explorer to a profitable energy producer as quickly and efficiently as possible.

Conrad Maher is a well seasoned player in the oil and gas industry. He has extensive experience in Production Geology, Exploration Geology and Petroleum Engineer which will be invaluable in the proposed Angolan and Cameroon oil production programme.

Paul de Chazal is an international Lawyer fluent in the key languages of Angola and Cameroon (Portuguese and French) and will help protect CityView's interest there.

Nik Hoexter is skilled at project evaluation and international business relationships, having been a senior member of BP's HQ policy "think tank".

Peter Smith was Westpac's Senior Manager Asian Banking & Oil & Gas and has excellent Government relationships.

Paul Williams has project experience in Mauritania and runs the financial and Company secretarial administration of CityView.

John Jacoby has spent years working in remote locations and hands-on project management is overseeing the site operations in Angola.

Outlook Going Forward

Our projects in Angola and Cameroon are company makers, capable of transforming CityView into a significant oil & gas producer in the medium to long term. Our primary focus is on generating a cashflow positive operation as quickly as possible and the best opportunity to achieve this is in the Cameroon at Matanda. More will be announced on this shortly.

As CEO of CityView, I look forward to experiencing with you the next phase of growth in the company's history, which I'm sure will be both an exciting and a financially rewarding one.


Yours faithfully,
CityView Corporation Limited



Mark Smyth
Chief Executive Officer.


Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com
                  Website: www.cityviewcorp.com